Contact

www.linkedin.com/in/turner-hoff-b320a69 (LinkedIn)

Top Skills

Real Estate
Finance
Economics

Turner Hoff

Co-Founder @ Vegetable and Butcher
Washington, District of Columbia, United States

Experience

Vegetable and Butcher

Co-Founder
July 2015 - Present (9 years 10 months)
Washington D.C. Metro Area

Vegetable and Butcher is a subscription-based service that delivers chef designed, dietitian approved, thoughtfully prepared meals to health-conscious people.

http://www.vegetableandbutcher.com/

The Carlyle Group

Associate, U.S. Real Estate
June 2013 - June 2015 (2 years 1 month)

U.S. Real Estate is headquartered in Washington, DC with offices in New York, Denver and Los Angeles. The U.S. Real Estate team focuses primarily on opportunistic investments in the major metropolitan markets of Boston, Chicago, Denver, Los Angeles, New York, San Francisco and Washington, DC, in the office, hotel, industrial and retail sectors.

The U.S. Real Estate team focuses on generating premium returns to investors through its presence in target markets, by acquiring assets whose fundamentals are under-priced, and by implementing a business plan to capture that value for investors. The team locates pricing anomalies by identifying situations where the real estate fundamentals are under-priced by the capital markets, and locates assets in markets with diverse tenant demand, supply constraints and exit liquidity. Simultaneously, the team seeks out situations where fundamentals are under-appreciated. The team has achieved superior returns through active asset management - repositioning assets through capital expenditures and leasing - and then selling to buyers with lower costs of capital.

J.P. Morgan

Global Real Assets: Real Estate Acquisitions
November 2012 - May 2013 (7 months)

As one of the industry's premier real estate and infrastructure investment managers, we partner with our investors to achieve their long-term investment objectives through an expanding global platform of innovative offerings. We offer products, services and special opportunities across:

- Geographies (U.S., Europe and Asia)
- Markets (public and private)
- Asset and property types that span the risk-reward continuum

Our global network of investment professionals blends diverse knowledge and experience, and has demonstrated the ability to achieve results. J.P. Morgan Asset Management-Global Real Assets meets the full complement of our clients' investment needs.

M.A. Wright Fund - Rice University

Senior Analyst, Financials Sector

January 2012 - December 2012 (1 year)

The M.A. Wright Fund is the student-managed portion of the Rice Endowment (approximately $950,000 under management).

Received awards for ''Best Report" – Financials Sector Strategy Report (Fall 2012), ''Best Report" – Buy-Side Stock Research Report (Spring 2012), and ''Honorable Mention" – Sell-Side Stock Research Report (Spring 2012).

Previously a Junior Investment Analyst in the Energy/Utilities Sector.

Apartment Realty Advisors

Summer Analyst

May 2012 - August 2012 (4 months)

Designed and developed financial models, including Joint Venture Equity Waterfall Model and Ground-Up Real Estate Development Model for start-up Capital Markets Team.

Prepared investor proposals, packages, and offering memorandums, including market research and asset valuation; underwrote more than $500 million in multifamily assets.

Conducted market research on local multi-housing market and created market research reports on current supply pipeline, market fundamentals, and multifamily trends.

Hoff Group, LLC
Acquisitions Analyst
September 2009 - August 2011 (2 years)

Education

Rice University
Master of Business Administration - MBA, Finance & Real Estate · (2011 - 2013)

University of San Diego
BBA in Finance, Minor in Real Estate · (2005 - 2009)